EXHIBIT 99.1

Prosensa Wins Scrip ‘Biotech Company of the Year’ 2014 Award

Leiden, The Netherlands – Dec. 8, 2014 - Prosensa Holding N.V. (NASDAQ: RNA), the biopharmaceutical company focusing on RNA-modulating therapeutics for rare diseases with a high unmet medical need, is delighted to have won the Scrip ‘Biotech Company of the Year’ Award for 2014, announced last week in London, UK.

The prestigious Scrip Awards provide an opportunity to acknowledge and applaud the highest achievers across the biotechnology and pharmaceutical industry, recognizing both corporate and individual accomplishments. The award for ‘Biotech Company of the Year’ is given to the company which has demonstrated the greatest achievements for the year.

Hans Schikan, CEO of Prosensa, said, “Winning Scrip’s ‘Biotech Company of the Year’ Award is a great honor and a testament to the dedication and hard work of the Prosensa team.  Our drive to succeed is fueled by patients and their families, who continue to inspire us to make innovative therapies available as quickly and efficiently as possible.”

The other five finalists were: Ablynx; Horizon Discovery; Isis Pharmaceuticals; Mesoblast; and Silence Therapeutics.

Notes to editors

About Prosensa Holding N.V.
Prosensa (NASDAQ: RNA) is a biotechnology company engaged in the discovery and development of RNA-modulating therapeutics for the treatment of genetic disorders. Its primary focus is on rare neuromuscular and neurodegenerative disorders with a large unmet medical need, including Duchenne muscular dystrophy, Myotonic Dystrophy and Huntington’s disease.

Prosensa’s current portfolio includes six compounds for the treatment of DMD, all of which have received orphan drug status in the United States and the European Union. The compounds use an innovative technique called exon-skipping to provide a personalized medicine approach to treat different populations of DMD patients. www.prosensa.com

About DMD
Duchenne muscular dystrophy (DMD) is the most common fatal genetic disorder diagnosed in childhood, affecting approximately up to 1 in 3,500 live male births (about 20,000 new cases each year). DMD is caused by mutations in the gene that encodes for dystrophin, a protein that is important for muscle function. Patients suffer from progressive loss of muscle function, often making them wheelchair bound before the age of 12. Respiratory and cardiac muscle can also be affected by the disease. Few patients survive the age of 30. There is currently no cure for DMD.

Forward Looking Statements
This press release contains certain forward-looking statements.  All statements, other than statements of historical facts, contained in this press release, including statements regarding our strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management, are forward-looking statements. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements in this press release include statements around our exon -skipping drug candidates. Actual results may differ materially from those projected or implied in such forward-looking statements.  Such forward-looking information involves risks and uncertainties that could significantly affect expected results.  These risks and uncertainties are discussed in the Company’s SEC filings, including, but not limited to, certain sections of the Company’s annual report on Form 20-F. In addition, any forward-looking statements represent our views only as of today and should not be relied upon as representing our views as of any subsequent date. While we may elect to update these forward-looking statements at some point in the future, we specifically disclaim any obligation to do so, even if our views change.

Contact:
Prosensa Holding N.V.
Celia Economides, Senior Director IR & Corporate Communications
Phone: +1 917 941 9059
Email: c.economides@prosensa.nl